Filed by NCI Building Systems, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 13e-4(c)
of the Securities Exchange Act of 1934
Subject Company: NCI Building Systems, Inc.
Commission File No. 1-14315
Dated: September 10, 2009
On September 10, 2009, NCI Building Systems, Inc. issued the following press release:
NCI Building Systems Announces Commencement of Exchange Offer to Retire Existing
Convertible Notes
HOUSTON, Sept. 10 /PRNewswire-FirstCall/ — NCI Building Systems, Inc. (NYSE: NCS) today announced that it has commenced an exchange offer (the “Exchange Offer”) to retire all of its existing 2.125% Convertible Senior Subordinated Notes due 2024 (the “Convertible Notes”).
Upon the terms and subject to the conditions of the Exchange Offer, the Company is offering to exchange $500 in cash and 390 shares of NCI common stock for each $1,000 principal amount of Convertible Notes validly tendered and not withdrawn at the expiration of the Exchange Offer.
The Exchange Offer is subject to certain conditions, including the tender of at least 95% of the aggregate principal amount of such Convertible Notes. As previously reported, NCI has entered into a lock-up and voting agreement pursuant to which holders of more than 79% of the aggregate principal amount of the Company’s outstanding Convertible Notes have agreed to tender their notes in the Exchange Offer. The Exchange Offer will expire at 11:59 p.m., New York City time on October 7, 2009, unless extended or earlier terminated by the Company.
Greenhill & Co., LLC (“Greenhill”) is acting as Dealer-Manager in connection with the Exchange Offer. Holders of the Convertible Notes may contact Greenhill at (888) 504-7336 with any questions they may have regarding the Exchange Offer.
The Exchange Offer is part of a comprehensive solution to address NCI’s significant near term debt repayment obligations, reduce debt by $323 million and position the Company for future growth.
On August 14, 2009, NCI announced that it had entered into an investment agreement with Clayton, Dubilier & Rice Fund VIII, L.P. (the “CD&R Fund”), a fund managed by Clayton Dubilier & Rice, Inc. (“CD&R”), under which the CD&R Fund will invest $250 million in the Company through the purchase of newly issued Convertible Participating Preferred Shares. On September 1, 2009, NCI announced that it had amended the investment agreement with the CD&R Fund to provide for the terms of the Exchange Offer. Under the amended investment agreement, the CD&R Fund will continue to invest $250 million in the Company through the purchase of newly issued Convertible Participating Preferred Shares for a pro forma ownership of 68.5%. NCI intends to finance the Exchange Offer with a portion of the proceeds from the CD&R equity investment.
The closing of the CD&R equity investment is subject to a number of closing conditions, including:
•	the completion of the Exchange Offer for the Convertible Notes;

•	the refinancing of the Company’s existing senior secured credit facility, including the repayment of approximately $143 million and a modification of the terms and maturity of the remaining $150 million of debt; and

•	entry into a new $125 million asset-based revolving credit facility.
NCI Building Systems, Inc. is one of North America’s largest integrated manufacturers of metal products for the nonresidential building industry. NCI is comprised of a family of companies operating manufacturing facilities across the United States and Mexico, with additional sales and distribution offices throughout the United States and Canada.
Important Information About the Exchange Offer and This Communication
This communication is not an offer to sell or purchase or an offer to exchange or a solicitation of acceptance of an offer to sell or purchase or offer to exchange. Any such offer or solicitation shall be made solely by means of a prospectus, related letter of transmittal and other offer documents, as described below.
In connection with the commencement of this Exchange Offer by NCI Building Systems, Inc., the

Company filed today with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (which contains a preliminary prospectus), an exchange offer statement on Schedule TO and related documents and materials. Investors and security holders are strongly urged to carefully review the registration statement, the preliminary prospectus, the exchange offer statement and the other related documents and materials filed with the SEC, including the final prospectus described below, when available, as well as any amendments and supplements thereto because they will contain important information about the Company, the exchange offer and related transactions and are the sole means by which any offer to exchange or sell, or any solicitation of any such offers, will be made.
The registration statement contains a preliminary prospectus and related transmittal materials that are being delivered today to holders of the convertible notes. Investors and security holders may obtain a free copy of the registration statement, preliminary prospectus and transmittal materials, as well as other documents filed by the Company with the SEC, at the SEC’s web site, www.sec.gov. Prior to the completion of the Exchange Offer, the registration statement must become effective under the securities laws, and after effectiveness, the Company will file with the SEC the final prospectus. Investors and security holders are strongly urged to carefully review the final prospectus when it is available. Free copies of NCI’s filings with the SEC may also be obtained from the Company’s Investor Relations Department at P.O. Box 692055, Houston, Texas 77269-2055 or by phone at (281) 897-7788.
Forward Looking Statements:
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act. These statements and other statements identified by words such as “guidance,” “potential,” “expect,” “should” and similar expressions are forward looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to a number of risks and uncertainties that may cause NCI’s actual performance to differ materially from that projected in such statements. Among the factors that could cause actual results to differ materially are: the occurrence of any event, change or other circumstance that could give rise to the termination of the investment agreement with Clayton, Dubilier & Rice Fund VIII, L.P.; the inability to complete the transactions contemplated by the investment agreement due to failure to satisfy conditions to such transactions (including with respect to the refinancing of the senior credit facility and the convertible notes); the failure of the transactions discussed herein to close for any reason; the outcome of any legal proceedings that may be instituted against the Company and others following the announcement of the investment agreement, the transactions contemplated thereby, including the convertible notes exchange offer; risks that the proposed transactions disrupt current plans and operations and the potential difficulties in employee retention; industry cyclicality and seasonality and adverse weather conditions; ability to service the Company’s debt; fluctuations in customer demand and other patterns; raw material pricing and supply; competitive activity and pricing pressure; general economic conditions affecting the construction industry; the current financial crisis and U.S. recession; changes in laws or regulations; the volatility of the Company’s stock price; the potential dilution associated with the convertible notes exchange offer; the Company’s ability to comply with the financial tests and covenants in its existing and future debt obligations; the significant demands on the Company’s liquidity while current economic and credit conditions are severely affecting its operations; and the uncertainty surrounding the transactions described herein, including the Company’s ability to retain employees, customers and vendors. Item 1A Risk Factors in the Company’s Annual Report on Form 10-K for the fiscal year ended November 2, 2008, and the section titled “Risk Factors” in Exhibit 99.2 to the Company’s Current Report on Form 8-K filed on September 10, 2009 each identifies other important factors, though not necessarily all such factors, that could cause future outcomes to differ materially from those set forth in the forward-looking statements. NCI expressly disclaims any obligation to release publicly any updates or revisions to these forward-looking statements to reflect any changes in its expectations.
CONTACT: Investors, Lynn Morgen or Betsy Brod, both of MBS Value Partners, +1-212-750-5800; or Media, Terry Rooney of Rooney & Associates Communications, +1-212-223-0689, all for NCI Building Systems.